UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-4422

A.            Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Rollins 401(k) Savings Plan

Financial Statements

December 31, 2012 and 2011

Note:  All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Rollins 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rollins 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.   The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Windham Brannon, P.C.

Atlanta, Georgia

June 20, 2013

Rollins 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$147,951,019	$123,800,569
Rollins, Inc. Common Stock	104,898,445	105,071,687
Synthetic Guaranteed Investment Contract	66,244,539	64,015,457
Total Investments	319,094,003	292,887,713

RECEIVABLES:
Employee contribution receivable	254,920	222,894
Employer contribution receivable	1,797,762	1,616,205
Notes receivable from participants	8,056,726	7,690,419
Total Receivables	10,109,408	9,529,518

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	329,203,411	302,417,231
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(4,724,730)	(4,354,224)
NET ASSETS AVAILABLE FOR BENEFITS	$324,478,681	$298,063,007

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2012

ADDITIONS
Investment Income:
Net change in fair value of mutual funds	$18,092,970
Net change in fair value of Rollins, Inc. Common Stock	(865,880)
Net change in contract value of Synthetic GIC	2,169,889
Dividend income on Rollins, Inc. Common Stock	2,105,578
Total Investment Income	21,502,557

Interest income on notes receivable from participants	404,911
Contributions:
Participants	19,885,468
Employer	7,296,059
Rollovers	1,479,475
Total Contributions	28,661,002
Total Additions	50,568,470

DEDUCTIONS
Distributions to participants	24,074,992
Participant transaction charges	93,684

Total Deductions	24,168,676

NET INCREASE IN NET ASSETS	26,399,794

TRANSFER OF ASSETS INTO THE PLAN	15,880

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	298,063,007
END OF THE YEAR	$324,478,681

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.              DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering all employees of Rollins, Inc. (the “Company”), and its subsidiaries that participate in the Plan.  The exceptions are for those who are members of a collective bargaining unit, or employees of PCO Services, Inc. (the Company’s Canadian subsidiary), Western Industries North, LLC, Western Industries South, LLC and Waltham Services, LLC union employees.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate periodic transfers to and from the Western Industries Retirement Savings Plan (“Western Plan”) and Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”).  The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock with taxes deferred.  Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan.

Effective January 1, 2013, the Plan’s name changed from Rollins 401(k) Plan to Rollins 401(k) Savings Plan.

Eligibility

Employees are eligible to participate in the Plan on the first day of the quarter on or following the completion of three months of service for fulltime employees and following one year of service and 1,000 hours for non-fulltime employees, as defined in the Plan.

The Company may establish different eligibility requirements and enrollment procedures with respect to employees who are employed as a result of a corporate transaction.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation unless the employee elects differently.  Participants may contribute from 1% to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation.  Contributions by participants are not to exceed the annual maximum limitations of the Code, which for 2012 was $17,000.  Participants age 50 or older may also make additional “catch-up” contributions limited to $5,500 in 2012.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

In 2012, the following fund changes were made: the Victory Diversified Stock Fund A was removed and the assets were invested in the Vanguard 500 Index Signal Fund; the DWS Dreman Small Cap Value Fund A was removed and the assets were invested in the Victory Small Company Opportunity Fund I (new fund added); the American Funds Growth Fund of America R4 was removed and the assets were invested in the Franklin Growth Adv Fund.

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual eligible compensation.  The Company matching contributions are made at the end of each calendar quarter.  In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter.  For the year ended December 31, 2012, the Company contributed approximately $7.6 million in matching contributions.

Effective January 1, 2012, for long service non-union employees of Waltham Services, LLC, the Company will make an additional contribution (a “Pension Restoration Contribution”) into the Plan.  The Company will make these contributions for three years, with the first contribution made in 2013 and the final contribution made in 2015.  In order to be eligible for this benefit, an employee must meet several requirements, as described in the Plan agreement.  Highly Compensated Employees are not eligible for this benefit in the Plan.  Participants have the ability to diversify their investment options relating to the Pension Restoration Contribution.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contributions and earnings on the investments in their account and is charged with specific transaction fees.  Participants direct the investment of their contributions and the Company’s contribution into various investment options offered by the Plan.  The Plan currently offers a synthetic guaranteed investment contract, eleven mutual funds, and the Company’s common stock as investment options for participants.  Participants may change their investment options on a daily basis.  The default investment fund is selected by the Administrator.  The Administrator has elected GoalMaker (an asset allocation model based on the participant’s expected retirement date which includes various fund options offered by the Plan) as the default investment option.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 10% of participants are no longer employees of the Company.

Notes Receivable from Participants

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance of employee contributions plus actual earnings thereon or $50,000.  Principal and interest are paid ratably through payroll deductions.  A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections.  Loan terms range from 1 to 5 years.  Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%.  Interest rates are updated quarterly.  The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter.  Participants may only have one loan outstanding at a time.

Vesting

Participants are vested immediately in their contributions and in their share of the Pension Restoration Contributions, plus actual earnings thereon.  Participants who previously participated in predecessor plans may be subject to different vesting schedules.  Participants vest in Company matching contributions plus actual earnings thereon based on the following schedule:

Vested Percentage
Years of service:
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Forfeitures

Forfeited non-vested accounts are used to reduce employer contributions.  Total forfeitures used to reduce employer contributions were $628,815 in 2012.  Forfeited non-vested accounts were $180,874 at December 31, 2012 and $192,500 at December 31, 2011.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution, a rollover of assets into another qualified plan, or in systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Code and subject to approval by the Company.  After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

Participants who are active employees may withdraw all or a part of their accounts, including the Company matching contributions, upon reaching age 70 1/2 or upon becoming disabled.

The Plan provides that if an employee terminates employment and their vested account balance in the Plan is more than $1,000 but not more than $5,000, and they do not elect either to receive or roll over a single lump-sum payment, their account will be rolled over into an Individual Retirement Account (“IRA”).

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan.  Transaction and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account.  The Company paid all other administrative expenses of the Plan during 2012.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  In May 2011, the Financial Accounting Standards Board issued amended guidance on fair value measurement and related disclosures.   The new guidance clarifies the concepts applicable for fair value measurement and requires new disclosures, with a particular focus on Level 3 measurements.  This guidance was effective for the Plan as of December 31, 2012, and was applied retrospectively.  As the accounting standard primarily impacts disclosures on Level 3 investments, it did not have an impact on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (See Note 4). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Investments in mutual funds and common stock are stated at the quoted market prices for the identical security in an active market.  The fair value of the synthetic guaranteed investment contract (GIC) is based on the market value of the underlying collateral portfolio.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the synthetic GIC.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding balance.  Interest income is recognized when received, primarily per pay period.  Delinquent participant notes 90 days past the due date are recorded as distributions based on the terms of the Plan agreement.

Benefit Payments

Benefit payments are recorded when paid.

3.              INVESTMENTS

Investments at December 31, 2012 and 2011 that represent 5% or more of the Plan’s net assets are as follows:

	2012	2011
Mutual Funds:
Franklin Growth Adv	$31,478,946	$5,108,662
Oakmark Equity and Income Fund	25,056,818	22,951,449
Growth Fund of America	0	22,223,042
PIMCO Total Return Institutional Fund	22,642,702	17,851,620
Vanguard Windsor II Admiral Fund	20,201,125	16,364,830
American EuroPacific Growth	16,270,335	12,155,794
Common Stock:
Rollins, Inc. Common Stock	104,898,445	105,071,687
Synthetic Guaranteed Investment Contract:
Prudential Guaranteed Fund-Rollins, Inc.	66,244,539	64,015,457

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks. The fair value of investment securities fluctuates, and it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participant account balances and the amounts reported in the statements of net assets available for benefits.

4.              FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values.

Mutual funds and common stock — These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1.  The fair values are based on quoted market prices for the identical securities.

Synthetic GIC —The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at both December 31, 2012 and 2011, based on the expected replacement cost of the contract. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months. The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Based on actual earnings	1.5%	1.9%
Based on interest rate credited to participants	3.4%	3.7%

This investment is categorized as a Level 2 asset as the fair value is determined using observable inputs including the average earnings yield, which is comparable to similar securities.

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Fair value information for investments that are measured on a recurring basis was as follows at December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Mutual funds:
Large blend funds	$3,594,130	$—	$—	$3,594,130
Mid-cap value funds	12,360,441	—	—	12,360,441
Foreign large blend fund	16,270,335	—	—	16,270,335
Intermediate term bond fund	22,642,705	—	—	22,642,705
Large growth fund	31,478,946	—	—	31,478,946
Large value fund	20,201,125	—	—	20,201,125
Moderate allocation fund	25,056,818	—	—	25,056,818
Small growth fund	8,908,703	—	—	8,908,703
World stock fund	7,437,816	—	—	7,437,816
Rollins, Inc. Common Stock	104,898,445	—	—	104,898,445
Synthetic Guaranteed Investment Contract	—	66,244,539	—	66,244,539
Total investments, at fair value	$252,849,464	$66,244,539	$—	$319,094,003

	Fair Value Measurements at December 31, 2011
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement
Mutual funds:
Large blend funds	$2,715,953	$—	$—	$2,715,953
Mid-cap value funds	9,403,831	—	—	9,403,831
Foreign large blend fund	12,155,794	—	—	12,155,794
Intermediate term bond fund	17,851,620	—	—	17,851,620
Large growth fund	27,331,704	—	—	27,331,704
Large value fund	16,364,830	—	—	16,364,830
Moderate allocation fund	22,951,449	—	—	22,951,449
Small blend fund	1,239,207	—	—	1,239,207
Small growth fund	7,195,983	—	—	7,195,983
World stock fund	6,590,198	—		6,590,198
Rollins, Inc. Common Stock	105,071,687	—	—	105,071,687
Synthetic Guaranteed Investment Contract	—	64,015,457	—	64,015,457
Total investments, at fair value	$228,872,256	$64,015,457	$—	$292,887,713

5.              INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated January 25, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax.  Therefore, the Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt.  The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

6.              TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2012 the Plan held approximately 4.8 million shares of Rollins, Inc. common stock; whereas at December 31, 2011 the plan held approximately 4.7 million shares of Rollins, Inc. common stock.  The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2012 and 2011 was approximately $104.9 million and $105.1 million, respectively.  During 2012, the Plan received approximately $2.1 million in dividends on Rollins, Inc. Common Stock, which was used to purchase additional shares of that stock.

In July 2012, the Rollins, Inc 401(k) Savings Plan purchased 34,432 shares of Rollins, Inc. Common Stock from the Rollins, Inc. Retirement Income Plan, a benefit plan sponsored by the Company, at a three-day average price of $23.19 per share.  The acquired shares were used by the plan to accommodate the investment of additional contributions and fund transfers to the Rollins Stock Fund.

At December 31, 2012 and 2011, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is the custodian as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Total net assets available for benefits per the financial statements	$324,478,681	$298,063,007
Less: current year employer and employee receivables	(2,052,682)	(1,839,099)
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC	4,724,730	4,354,224
Total net assets available for benefits per the Form 5500	$327,150,729	$300,578,132

Rollins 401(k) Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

2012
Increase in net assets available for benefits per the financial statements	$26,415,674
Less: current year employer and employee receivables	(2,052,682)
Add: prior year employer and employee receivables	1,839,099
Add: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at end of year	4,724,730
Less: adjustment from contract value to fair value for fully benefit-responsive synthetic GIC at beginning of year	(4,354,224)
Increase in net assets available for benefits	$26,572,597

Supplemental Schedule

ROLLINS 401(k) SAVINGS PLAN

EIN: 51-0068479 Plan No: 002

FORM 5500 SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

	(b)
	Identity of Issue,	(c)
	Borrower,	Description of	(e)
(a)	Lessor, or Similar Party	Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$22,642,705
	Victory Funds	Victory Small Company Opp Funds	1,227,755
	Vanguard Funds	Vanguard Windsor II Adm Fund	20,201,125
	Vanguard Funds	Vanguard 500 Index Signal	3,594,130
	T. Rowe Price Funds	T Rowe Price New Horizons Fund	8,908,703
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	9,230,923
	American Funds	Capital World G/I R4	7,437,816
	American Funds	American Europacific Growth R4 Fund	16,270,335
	Oakmark Funds	Oakmark Equity & Income Fund	25,056,818
	Franklin Funds	Franklin Growth Adv	31,478,946
	Morgan Stanley Funds	Inst Mid-Cap Growth I	1,901,763
*	Rollins, Inc.	Common Stock	104,898,445
*	Prudential	Prudential Guaranteed Fund-Rollins, Inc.	66,244,539
*	Participant Loans	Interest rates ranging from 4.25% to 10.25%	8,056,726

			$327,150,729

*	Indicates a party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Savings Plan
(Registrant)

Date:	June 27, 2013	By:	/s/ Henry Anthony
Henry Anthony
Vice President, Rollins, Inc.
Human Resources

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.